# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Valens Semiconductor Ltd., CIK 0001863006
CUSIP: M9607U115
Title of class of securities: ORDINARY SHARES, NO PAR VALUE
Address of issuer's principal executive offices: 8 Hanagar St. POB 7152, Hod Hasharon, Israel (L3), 4501309
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001907618

## Reporting persons
- Yahal Zilka: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 962,892; shared voting power 14; sole dispositive power 962,892; shared dispositive power 14; aggregate amount beneficially owned 962,906 (0.9% of the class)
- Modi Rosen: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 905,020; shared voting power 14; sole dispositive power 905,020; shared dispositive power 14; aggregate amount beneficially owned 905,034 (0.9% of the class)
- Magma Venture Partners General Partner Ltd.: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 14; sole dispositive power 0; shared dispositive power 14; aggregate amount beneficially owned 14 (0% of the class)
- Magma Venture Capital Management II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 14; sole dispositive power 0; shared dispositive power 14; aggregate amount beneficially owned 14 (0% of the class)
- Magma Venture Capital II (Israel), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Magma Venture Capital II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Magma Venture Capital II CEO Fund, L.P: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 14; shared voting power 0; sole dispositive power 14; shared dispositive power 0; aggregate amount beneficially owned 14 (0% of the class)
- Valens Co Investment Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Valens Semiconductor Ltd.
Address of issuer's principal executive offices: 8 Hanagar St. POB 7152, Hod Hasharon 4501309, Israel

## Item 2. Person Filing
Name of person filing:
(a) Magma Venture Capital II (Israel), L.P. ("Magma II (Israel)");

(b) Magma Venture Capital II L.P. ("Magma II");

(c) Magma Venture Capital II CEO Fund, L.P. ("Magma II CEO");

(d) Valens Co Investment Fund L.P. ("Valens Investment Fund")

(e) Magma Venture Capital Management II L.P. ("Magma Management II"), the sole general partner of Magma II (Israel), Magma II and Magma II CEO and the co-general partner of Valens Investment Fund;

(f) Magma Venture Partners General Partner Ltd. ("Magma General Partner"), the sole general partner of Magma Management II;

(g) Yahal Zilka, the beneficial owner of 50% of the shares of Magma General Partner; and

(h) Modi Rosen, the beneficial owner of 50% of the shares of Magma General Partner.

Magma II (Israel), Magma II, Magma II CEO, Valens Investment Fund, Magma Management II, Magma General Partner, Yahal Zilka and Modi Rosen are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons".

This Amendment No. 3 to Schedule 13G is being filed for the sole purpose of correcting the beneficial ownership of ordinary shares, no par value, of the Issuer ("Ordinary Shares") by Yahal Zilka and Modi Rosen as of December 31, 2023 as compared to what was reported in Amendment No. 2 to the Schedule 13G, filed by the Reporting Persons on February 13, 2024. Specifically, this Amendment No. 3 reports that as of December 31, 2023, Yahal Zilka beneficially owned an aggregate of 962,906 Ordinary Shares and Modi Rosen beneficially owned an aggregate of 905,034 Ordinary Shares. No other changes have been made herein to the holdings of any of the Reporting Persons as reported in Amendment No. 2.
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons:

c/o 22 Rothschild Blvd. 25th floor
Tel Aviv, 6688218, Israel
Citizenship:
Yahal Zilka -- Israel and United States of America
Modi Rosen -- Israel
Magma General Partner -- Israel
Magma Management II -- Cayman Islands
Magma II (Israel) -- Cayman Islands
Magma II -- Cayman Islands
Magma II CEO -- Cayman Islands
Valens Investment Fund -- Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of December 31, 2023:

Yahal Zilka: 962,906 Ordinary Shares
Modi Rosen: 905,034 Ordinary Shares
Magma General Partner -- 14 Ordinary Shares
Magma Management II -- 14 Ordinary Shares
Magma II (Israel) -- 0 Ordinary Shares
Magma II -- 0 Ordinary Shares
Magma II CEO -- 14 Ordinary Shares
Valens Investment Fund -- 0 Ordinary Shares
Percent of class:
The percentages appearing in this Amendment No. 3 to Schedule 13G are based on a total of 103,735,618 Ordinary Shares outstanding as of October 16, 2023, as reported by the Issuer in the proxy statement for its annual general meeting of shareholders, attached as Exhibit 99.1 to the Issuer's Report of Foreign Private Issuer on Form 6-K, furnished by the Issuer to the SEC on October 17, 2023.

As of December 31, 2023:

Yahal Zilka: 0.9%
Modi Rosen: 0.9%
Magma General Partner -- 0%
Magma Management II -- 0%
Magma II (Israel) -- 0%
Magma II -- 0%
Magma II CEO -- 0%
Valens Investment Fund -- 0%
Sole power to vote or to direct the vote: See Cover Pages- Row 5.
Shared power to vote or to direct the vote: See Cover Pages- Row 6.
Sole power to dispose or to direct the disposition: See Cover Pages- Row 7.
Shared power to dispose or to direct the disposition: See Cover Pages- Row 8.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 1 to the original Schedule 13G filed by the Reporting Persons on February 8, 2022)

## Signatures
- Yahal Zilka: /s/ Yahal Zilka, YAHAL ZILKA (04/02/2025)
- Modi Rosen: /s/ Modi Rosen, MODI ROSEN (04/02/2025)
- Magma Venture Partners General Partner Ltd.: /s/ Yahal Zilka, Yahal Zilka, Directors of its General Partner (04/02/2025)
- Magma Venture Partners General Partner Ltd.: /s/ Modi Rosen, Modi Rosen (04/02/2025)
- Magma Venture Capital Management II, LP: /s/ Yahal Zilka and Modi Rosen, Yahal Zilka and Modi Rosen/Directors (04/02/2025)
- Magma Venture Capital II (Israel), L.P.: /s/ Yahal Zilka and Modi Rosen, Yahal Zilka and Modi Rosen/ Directors of the General Partner of its General Partner (04/02/2025)
- Magma Venture Capital II L.P.: /s/ Yahal Zilka and Modi Rosen, Yahal Zilka and Modi Rosen/Directors (04/02/2025)
- Magma Venture Capital II CEO Fund, L.P: /s/ Yahal Zilka and Modi Rosen, Yahal Zilka and Modi Rosen/Directors (04/02/2025)
- Valens Co Investment Fund L.P.: /s/ Yahal Zilka and Modi Rosen, Yahal Zilka and Modi Rosen/Directors (04/02/2025)